Exhibit 12

Energen Corporation

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except for Ratios)

	12 Months Ended 12/31/14	12 Months Ended 12/31/13	12 Months Ended 12/31/12	12 Months Ended 12/31/11	12 Months Ended 12/31/10
Earnings, as defined:
Income from continuing operations before provision for income taxes and cumulative effect of change in accounting principle	$140,371	$216,204	$318,184	$272,504	$286,664
Add:
Interest, net of amounts capitalized[1]	37,771	39,736	47,565	30,082	25,328
Appropriate portion of rent expense (1/3)[2]	8,033	8,333	6,967	6,367	6,199
Dividends on preferred stock of subsidiary	—	—	—	—	—

Total earnings, as defined	$186,175	$264,273	$372,716	$308,953	$318,191

Fixed charges, as defined:
Interest[1]	37,771	39,736	47,565	30,082	25,328
Appropriate portion of rent expense (1/3)[2]	8,033	8,333	6,967	6,367	6,199
Dividends on preferred stock of subsidiary	—	—	—	—	—

Total fixed charges, as defined:	$45,804	$48,069	$54,532	$36,449	$31,527

Ratio of earnings to fixed charges	4.06	5.50	6.83	8.48	10.09

1.	Includes amortization of debt discount and expense
2.	One third of rent expense per Commitments and Contingencies Footnote. The SEC accepts 1/3 of rent expense relating to operating leases as the interest portion thereof.